EXHIBIT 12

INDIANA MICHIGAN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

						Twelve	Nine
						Months	Months
	Year Ended December 31,					Ended	Ended
	2004	2005	2006	2007	2008	9/30/2009	9/30/2009
EARNINGS
Income Before Income Taxes	$204,837	$228,082	$197,273	$204,394	$190,133	$236,841	$266,094
Fixed Charges (as below)	139,421	133,293	142,388	161,849	164,660	186,550	133,931
Total Earnings	$344,258	$361,375	$339,661	$366,243	$354,793	$423,391	$400,025

FIXED CHARGES
Interest Expense	$69,071	$65,041	$72,723	$80,034	$89,851	$108,246	$75,372
Credit for Allowance for Borrowed Funds Used During Construction	1,750	4,352	7,465	5,315	4,609	8,104	5,909
Estimated Interest Element in Lease Rentals	68,600	63,900	62,200	76,500	70,200	70,200	52,650
Total Fixed Charges	$139,421	$133,293	$142,388	$161,849	$164,660	$186,550	$133,931

Ratio of Earnings to Fixed Charges	2.46	2.71	2.38	2.26	2.15	2.26	2.98